Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Amounts in USD

Dates

Collection Period No.	17				
Collection Period (from... to)	1-May-2021	31-May-2021			
Determination Date	11-Jun-2021				
Record Date	14-Jun-2021				
Payment Date	15-Jun-2021				
Interest Period of the Class A-1 Notes (from... to)	17-May-2021	15-Jun-2021	Actual/360 Days	29	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 6/15/2021	15-May-2021	15-Jun-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	570,000,000.00	64,376,781.79	19,216,755.17	45,160,026.62	79.228117	0.033714
Class A-3 Notes	520,000,000.00	520,000,000.00	520,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**719,476,781.79**	**674,316,755.17**	**45,160,026.62**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**998,378,206.14**	**953,218,179.52**			
present value of lease payments	741,460,084.21	262,198,540.88	240,200,482.40			
present value of Base Residual Value	1,029,342,610.10	736,179,665.26	713,017,697.12			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.820000%	97,638.12	0.171295	45,257,664.74	79.399412
Class A-3 Notes	1.840000%	797,333.33	1.533333	797,333.33	1.533333
Class A-4 Notes	1.880000%	211,656.67	1.566667	211,656.67	1.566667
Total		**1,106,628.12**		**$46,266,654.74**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	909,838,071.42	864,678,044.80

Available 2020-A Collections

Lease Payments Received	20,199,949.48
Net Sales Proceeds-early terminations (incl Defaulted Leases)	21,414,488.81
Net Sales Proceeds-scheduled terminations	16,160,466.35
Excess wear and tear included in Net Sales Proceeds	46,921.33
Excess mileage included in Net Sales Proceeds	92,506.61
Subtotal	57,774,904.64
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	552.31
Total Available Collections	57,775,456.95

Distribution on the Exchange Note

(1) Total Servicing Fee		831,981.84
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.89%)	1,432,994.96
(3) Exchange Note Principal Distributable Amount		45,160,026.62
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		10,350,453.53
Total Distribution		57,775,456.95

Available Funds ABS Notes

Total Exchange Note Payments	46,593,021.58
Reserve Account Draw Amount	0.00
Total Available Funds	46,593,021.58

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,106,628.12
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	45,160,026.62
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	326,366.84
Total Distribution	46,593,021.58

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	831,981.84	831,981.84	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,106,628.12	1,106,628.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	97,638.12	97,638.12	0.00
thereof on Class A-3 Notes	797,333.33	797,333.33	0.00
thereof on Class A-4 Notes	211,656.67	211,656.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,106,628.12	1,106,628.12	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	45,160,026.62	45,160,026.62	0.00
Principal Distribution Amount	45,160,026.62	45,160,026.62	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	37.60
minus Net Investment Earnings	37.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	37.60
Net Investment Earnings on the Exchange Note	
Collection Account	514.71
Investment Earnings for the Collection Period	552.31

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	998,378,206.14	28,000
Principal portion of lease payments	14,512,976.24	
Terminations- Early	17,002,184.06	
Terminations- Scheduled	12,794,384.88	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	850,481.44	
Securitization Value end of Collection Period	953,218,179.52	27,031

Pool Factor	53.83%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	12.59
Weighted Average Seasoning (months)	13.43	26.19
Aggregate Base Residual Value	1,199,619,731.80	768,073,646.01
Cumulative Turn-in Ratio		76.04%
Proportion of base prepayment assumption realized life to date		45.13%
Actual lifetime prepayment speed		0.45%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	950,741,956.06	26,966	99.74%
31-60 Days Delinquent	1,737,694.95	48	0.18%
61-90 Days Delinquent	441,638.98	13	0.05%
91-120 Days Delinquent	296,889.53	4	0.03%
Total	953,218,179.52	27,031	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.077%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	339,601.36	10	17,811,602.09	436
Liquidation Proceeds	317,948.26		13,855,585.29	
Recoveries	376,635.16		2,860,712.76	
Principal Net Credit Loss / (Gain)	(354,982.06)		1,095,304.04	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.437)%	
Prior Collection Period	0.492 %	
Second Prior Collection Period	(0.229%)	
Third Prior Collection Period	0.015 %	
Four Month Average	(0.040)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.062%

Average Net Credit Loss / (Gain)   2,512.17

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	30,307,449.02	959	451,493,877.21	14,241
Sales Proceeds and Other Payments Received	36,625,844.04		512,834,248.31	
Residual Loss / (Gain)	(6,318,395.02)		(61,340,371.10)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(7.770)%	
Prior Collection Period	(8.379%)	
Second Prior Collection Period	(9.221%)	
Third Prior Collection Period	(4.297%)	
Four Month Average	(7.417)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (3.464)%

Average Residual Loss / (Gain)   (4,307.31)